(Letterhead of Cahill Gordon & Reindel)











                        February 3, 1997



                                                  (212) 701-3000


          Re:  Prudential Unit Trusts
               Insured Tax Exempt Series 31
               (Registration No. 33-17354)


Dear Sirs:

          On behalf of Prudential Securities Incorporated, pursuant to Rule 477 of the Securities Act of 1933, we hereby request the withdrawal of the 485BPOS submission (accession number 0000898733-96-001093) filed for the above-captioned Trust on December 19, 1996. We had intended to file a sixth post-effective amendment to Form S-6 for National Municipal Trust, Multistate Series 31. Although the content of the submission was correct, the CIK and CCC codes in the submission header were not. The codes that were inadvertenaly used (CIK: 000822705 and CCC: tp5*bhqz), erroneously reflected Prudential Unit Trusts, Insured Tax Exempt Series 31, a series of Prudential Unit Trusts for which post-effective amendments to registration statements are no longer being filed.

          When the error was detected, a second 485BPOS filing was transmitted and accepted on December 23, 1996 (accession number 0000898733-96-001099). This second submission differed only in that the correct CIK and CCC codes for National Municipal Trust, Multistate Series 31 (CIK: 000866355 and CCC: xioa8@te) were used in the submission header. The content of the Registration Statement did not differ from the original filing on December 19, 1996.

          Since the filing on December 23, 1996 is the relevant filing to be maintained in the SEC's files and kept publicly available, such filing should be the only one on file for National Municipal Trust, Multistate Series 31. The retention of the filing made on December 19, 1996 may be confusing to the public and consequently should be withdrawn.

          Please do not hesitate to call the undersigned, collect, at (212) 701-3484, with any questions.

                                        Very truly yours,

                                        Philip A. Heimowitz
                                        Philip A. Heimowitz

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

cc:  Rene Romain